Exhibit 99.3

CONTACT

DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s statement on the receipt of Warning Letter

from US FDA

Hyderabad, India, November 06, 2015

Dr. Reddy’s Laboratories (BSE: 500124 / NYSE: DRREDDY) today issued a statement acknowledging that it has received a warning letter issued by the US FDA dated November 05, 2015 relating to its API manufacturing facilities at Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as Oncology Formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. This action follows the earlier inspections of these sites by the agency in November 2014, January 2015 and February 2015 respectively.

Dr. Reddy’s CEO, G V Prasad commented “We take quality and compliance matters seriously and stand by our commitment to fully comply with the cGMP quality standards across all of our facilities. We will respond with a comprehensive plan to address these observations within the stipulated time-frame of 15 days. We will continue to actively engage with the agency to resolve these issues and we have also embarked on an initiative to revamp our quality systems and processes, as an organization-wide priority.”

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.